Exhibit 99.2

December 29, 2009	REVISED

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission	New Brunswick Securities Commission

Ontario Securities Commission	British Columbia Securities Commission

Prince Edward Island Securities Office	Autorité des marchés financiers

Dear Sirs:

Re:	International Royalty Corporation

Pursuant to a request from the reporting issuer, we wish to advise you of the following dates in connection with their Special Meeting of Shareholders:

DATE OF MEETING:	February 16, 2010

RECORD DATE FOR NOTICE:	January 14, 2010

RECORD DATE FOR VOTING:	January 14, 2010

BENEFICIAL OWNERSHIP DETERMINATION DATE:	January 14, 2010

SECURITIES ENTITLED TO NOTICE:	Common
Options
SECURITIES ENTITLED TO VOTE:	Common
Options

Yours very truly,

Vijaya Somasundharem
Associate Manager, Trust Central Services

cc: CDS & Co. (Via Fax)